OVERLAND STORAGE, INC.

4820 Overland Avenue

San Diego, CA 92123

October 7, 2009

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Overland Storage, Inc.
Registration Statement on Form S-3 (File No. 333-161881)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Overland Storage, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-3 (the “Registration Statement”) to become effective at noon, Eastern time, on Thursday, October 8, 2009, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 7, 2009

Questions or comments with respect to this letter or the Registration Statement may be directed to John J. Hentrich, Esq. or John D. Tishler, Esq. of Sheppard, Mullin, Richter & Hampton LLP. Mr. Hentrich may be reached by telephone at (858) 720-8942 and Mr. Tishler may be reached by telephone at (858) 720-8943. Each may be reached by facsimile at (858) 847-8465.

Please confirm that the Registration Statement has been declared effective by telephoning Mr. Hentrich or Mr. Tishler at the respective numbers set forth above.

Thank you for your consideration in this matter.

Very truly yours, OVERLAND STORAGE, INC.

By:	/s/ ERIC L. KELLY
Eric L. Kelly Chief Executive Officer

cc:	John J. Hentrich, Esq.
John D. Tishler Esq.
Sheppard, Mullin, Richter & Hampton LLP